TSX:GNG
www.goldengoliath.com

SAN TIMOTEO REPORT POSITIVE

Vancouver, Canada, July 12, 2016  Golden Goliath Resources Ltd. (TSX.V  GNG ) (US: GGTH-F)

The Company is pleased to announce the completion of its recent exploration program on its 100% owned San Timoteo property in Chihuahua, Mexico. The 2016 program involved using the Company’s Terraspec machine to analyze clay minerals from existing, property wide, drill core and other samples including samples from the area of the 500 level San Martin adit. The aim of this work was to allow the company to build a 3D model of clay mineralogy to aid in the planning of future drill holes. Because different clay minerals form at different temperatures they can be used to differentiate different levels in the epithermal system that deposited the mineralization. Different metals are deposited at various paleo depths as the mineralized solutions rise and cool. Base metals are deposited first in the deepest levels and are sometimes related to porphyry style mineralization. Porphyritic rocks have been encountered at San Timoteo and that potential may exist on the property at greater depth.

When the rising fluids get close enough to the surface that the confining pressure of the overlying rock is no longer sufficient to stop boiling, most of the precious metals are deposited and the “bonanza zone” of gold and silver mineralization occurs.  A specific goal of the current work program was to ensure that the Level 5 tunnel at San Martin (the lowest old working on the San Timoteo property), is above the pale boiling level indicating greater potential at depth. The interpretation of the results confirmed the San Martin tunnel is above this level.

Previous exploration on San Timoteo property was concentrated in the area of the past producing San Martin mine on the eastern side of the property. The principal working at San Martin is the 500 level adit, which has a diameter of over 3 metres, making it the largest diameter old tunnel in the district. The 500 level is approximately 500 metres long and is also the only old working in the Uruachic District known to have used tracks.

Previous, detailed mapping and rock channel sampling revealed that there are three mineralized shoots exposed within San Martin. A zone of manto, or blanket, style mineralzation was also identified in this area. The shoot closest to the entrance of the 500 level tunnel is known as Manatial. This structure is exposed for 32 metres with a weighted average of 0.301 ppm gold and 212 ppm silver. In the central area of the tunnel, the La Cascadastructure is exposed for 78 metres and averages 0.629 ppm gold and 68 ppm silver. At the far end of the 500 level, the Pozo de Agua structure is exposed for at least 84 metres, with continuous channel sampling averaging 0.795 ppm gold and 251 ppm silver. Additional non continuous sampling outside of this section also returned good values. The true thickness and grade of the blanket or manto style mineralization is not certain due to limited exposure.

Direct modelling of the three shoots dimensions and grades below the 500 level is uncertain due to the lack of drill data in the specific areas, but relatively nearby drill holes do show significant mineralization. Potential for deeper, porphyry-related copper and gold mineralization was also identified.

Based on the results of the current program the Company’s geological team has been working on designing a follow up drill program.  This program would involve a review and interpretation of existing geochemical, geophysical and geological data in lite of the new clay mineralogy work, followed by a total of 18 drill holes totaling approximately 5,100 metres.  Six of the proposed holes would be from underground, within the San Martin tunnel and a further 12 holes from surface.

The proposed program would cost a minimum of $1 million and is, at the moment, unfunded.  The Company is monitoring market conditions, which are improving, and investigating the feasibility of raising the required funds.

The Company has granted 3,400,000 stock options to its directors, officers and consultants exercisable at a price of $0.085 for a period of 5 years.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950   Email: jps@goldengoliath.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.